Exhibit 99.1

FOR IMMEDIATE RELEASE

Points.com Helps Back-to-School Shoppers Save Money
With Loyalty Rewards Shopping Tips

TORONTO (September 1, 2009) – From new clothes to books to school supplies, parents and kids across America are hitting the malls in search of deals to stretch their dollars for back-to-school. Even though the recession is still making it difficult to make ends meet, many consumers have access to an underused currency that can help. Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world's leading loyalty reward solutions provider and owner of Points.com, offers several easy and economical ways to save money during back-to-school by redeeming miles and points for everything you need this fall.

"With the economy putting the pinch on spending, now’s the time for consumers to take advantage of the nearly 14 trillion unused rewards which have been sitting idle in accounts," said Chris Barnard, president of Points International. "The sky’s the limit on what can be redeemed for loyalty points these days."

If you’re hoping to pick up a pair of new shoes or a new backpack while trying to save a little extra money, rewards earned through loyalty programs are the answer. Points.com can maximize your purchasing power at minimum cost with a number of different products and services to make back-to-school shopping on the cheap a reality:

  Spruce up your wardrobe. To girls, choosing the first-day-of-school outfit is like choosing a wedding dress. Make sure you look your best by redeeming rewards for gift cards from retailers such as Gap, Old Navy, Macy’s or J. Crew.

  Hit the ground running. If you’re in the market for new kicks this school year, use your miles and points to get gift cards for Foot Locker® or adidas.com.

  Rulers, binders and protractors, oh my! Does your school supply list look like a letter to Santa? If so, don’t worry. Turn rewards into gift cards that can be used at office supply stores like Staples or Amazon.com.

  Down, set, hike! It’s that time of year again, when kids are getting ready to begin fall sports. From cleats to nets to knee pads, redeem your points and miles for gift cards to SportsAuthority.com or Nike so your kids have all the equipment they need for the big game.

  Leaving on a jet plane. By now, the older ones have probably left for college, but parents weekend is going to sneak up before you know it. Use your rewards for flights and hotel stays in college towns from some of our many partners including: American Airlines AAdvantage®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles®, InterContinental Hotels Group's Priority Club® Rewards and more. Just a few miles or points short of an award redemption? Check out Points.com for more ways to earn, purchase or trade for additional miles or points to get you to the reward level you desire.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators.

Points.com offers tips for back-to-school savings by redeeming rewards, page 2

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About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

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For more information about these tips or to interview Chris Barnard, contact:

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0604;
E. points@allisonpr.com

Investor relations:
Alex Wellins
The Blueshirt Group
 T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453